

March 22, 2012

<u>Via E-mail</u>
Mr. Jalal Al Ghani
Chief Financial Officer
Energy Holdings International, Inc.
12012 Wickchester Lane, Suite 150
Houston, Texas 77079

    RE: Energy Holdings International, Inc.
              Form 10-K for the Year Ended June 30, 2011
              Filed October 13, 2011
              File No. 0-52631

Dear Mr. Al Ghani:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Hartz for

                        Rufus Decker
                        Accounting Branch Chief